July 15, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Suzanne Hayes
Scot Foley
Amy Reischauer
Tabatha McCullom
Joel Parker

Re:	Audentes Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-208842

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise you that the underwriters have distributed approximately 1,468 copies of the Preliminary Prospectus dated July 11, 2016 through the date hereof, to underwriters, dealers, institutions and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4 p.m. Eastern Time, on Tuesday, July 19, 2016 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH

                         INCORPORATED

COWEN AND COMPANY, LLC

PIPER JAFFRAY & CO.

As representatives of the several Underwriters

By: MERRILL LYNCH, PIERCE, FENNER & SMITH

                                INCORPORATED

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Vice-President

By: COWEN AND COMPANY, LLC

By:	/s/ Rob Sine
Name: Rob Sine
Title: Managing Director

By: PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
Name: Christie L. Christina
Title: Managing Director

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]